Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther to File a Notice of Intention to Make a Proposal Under the Bankruptcy and Insolvency Act (Canada)

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, September 6, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), reports that, with the authorization and approval of its Board of Directors, it has determined to file a notice of intention to make a proposal (the “NOI”) under the Bankruptcy and Insolvency Act (Canada) (the “BIA”) today, which will provide creditor protection while the Company seeks to restructure its affairs.

The decision to seek creditor protection was taken after careful consideration of available alternatives, the Company’s cash position, forecasted revenue and expenses (including in relation to its subsidiaries), and scheduled debt payments. The Company expects that it is likely to default on several material debtor agreements due to liquidity constraints stemming from the operational challenges previously disclosed, inflationary pressures significantly impacting costs, unforeseen but necessary capital expenditures, and contractor mobilization delays because of equipment availability issues. Following consultation with its legal and financial advisors, the Board of Directors determined that it was in the best interests of the Company and its stakeholders to file the NOI and obtain creditor protection. The Board of Directors also authorized management to seek the conversion of the BIA proceedings into proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) should management determine that CCAA proceedings would be more appropriate.

The effect of the NOI is an immediate stay of proceedings for 30 days, which may be extended by subsequent court order. Filing the NOI will allow the Company to pursue available options to maximize the Company’s value for stakeholders. Importantly, the Company will continue to operate and will remain in control of its business. While the Company is exploring strategic and financial alternatives to maximize stakeholder value in the proposed proceedings, the failure of the Company to achieve its restructuring goals through an approved proposal would result in the Company being deemed to have made an assignment into bankruptcy.

Alvarez & Marsal Canada Inc. has been appointed as proposal trustee pursuant to the BIA (the “Proposal Trustee”) to monitor the Company’s operations and restructuring. Information and materials filed in connection with the NOI proceedings can be found on the Proposal Trustee's website at www.alvarezandmarsal.com/GPR.

Due to the above-mentioned liquidity constraints, the Company’s Brazilian subsidiary, Mina Tucano Ltda. (“Mina Tucano”), intends to enter a temporary care and maintenance period while the Company explores alternatives to maximize value for all stakeholders. As a part of this process, the Company has terminated several material contracts with suppliers. The Company intends to continue to process stockpiles during the care and maintenance period and work with its suppliers to maximize stakeholder value.

ABOUT GREAT PANTHER

Great Panther Mining is a precious metals producer focused on the operation of the Tucano Gold Mine in Brazil where the Company controls a land package covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include but are not limited to (i) the Company’s continued operation and control of its business, (ii) the Company’s consideration of strategic and financial alternatives to maximize shareholder value, (iii) the Company’s ability to process stockpiles during the care and maintenance period.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory risks and uncertainties, including risks related to the restructuring process and its impact on the Company’s operations and financial conditions, uncertainty regarding the Company’s ability to identify and pursue strategic alternatives that will maximize stakeholder value and the risks described in respect of Great Panther in its most recent annual information form and management's discussion and analysis filed with the Canadian Securities Administrators and available at www.sedar.com and its most recent annual report on Form 40-F and management's discussion and analysis on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2